BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in compliance with art. 157, §4º, of Law No. 6.404/76 and in accordance with Instruction CVM No. 358, as of January 3rd, 2002, hereby informs to its shareholders and the market in general that, it executed, on the date hereof, with Tyson International Holding Co., a Sale and Purchase Agreement providing for the terms and conditions for the sale of 100% of the shares held by BRF in companies located in Europe and Thailand engaged in the activities of food processing and poultry slaughtering. The transaction considered an enterprise value for these companies in US$ 340,000,000.00 (three hundred and forty million US Dollars).

The closing of this transaction is subject to the confirmation of the conditions precedent applicable to transactions of similar nature, including the approval by the regulatory authorities. At the closing, ancillary documents customary for this type of transaction will be executed by the parties, such as a transition services agreement, intellectual property transfer and licensing agreement, among others.

The transaction referred herein is part of the Operational and Financial Restructuring Plan announced by the Company by means of the Material Fact dated June 29, 2018. The set of measures contained in the referred Plan, including the present transaction and other initiatives related to divestitures, sale of non-core assets, working capital, and securitization of receivables, shall result in the receiving by the Company of a total of approximately R$4.1 billion, of the R$5.0 billion that had been initially estimated.

Based on this, the Company estimates that the ratio between the net debt and the Adjusted EBITDA will reach the level of 5x in the 4th quarter of 2018, including the pro forma effects from the sale of assets already announced, and approximately 3.65x in the 4th quarter of 2019, which represents a delay of approximately 6 (six) months to reach the targets announced in the Material Fact dated June 29, 2018.

The Company reinforces its commitment with a downward trajectory of its financial leverage and the lengthening of its indebtedness, being favored by its strong liquidity through its cash position estimated at approximately R$7 billion in December 2018 (preliminary and unaudited figure).

The Company made public today, on its Investor Relations website (www.ir.brf-global.com) and through the Empresas.Net system of the Brazilian Securities and Exchange Commission – CVM, a presentation with detailed information regarding the results achieved by the implementation of the Operational and Financial Restructuring Plan and other related measures.

The Company will keep its shareholders and the market duly informed about any material developments regarding the transaction hereby mentioned.

São Paulo, February 07, 2019.

Elcio Ito

Chief Financial and Investor Relations Officer